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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                           FOR THE MONTH OF MAY, 2002.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F       X      Form 40-F
                          -----------            ------------

               (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                No      X
                    -----------      -----------

               (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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[CNH LOGO]


                                                       NEWS RELEASE


CNH NAMES EDWARD A. HILER TO BOARD OF DIRECTORS


FOR MORE INFORMATION CONTACT:

JEFFREY T. WALSH Media Relations  (1) 847 955 3939


Lake Forest, IL (May 7, 2002) CNH Global N.V. (NYSE:CNH) today announced the appointment of Dr. Edward A. Hiler to the company's board of directors. Dr. Hiler presently serves the Texas A&M University System as vice chancellor for Agriculture and Life Sciences and dean of the College of Agriculture and Life Sciences of Texas A&M University. Since joining the faculty of Texas A&M as an assistant professor in 1966, Dr. Hiler has held a series of increasingly important positions including professor and head of the University's Department of Agricultural Engineering, and deputy chancellor for Academic and Research Programs of the Texas A&M University System.

Dr. Hiler earned his Ph.D. in Agricultural Engineering at The Ohio State University. He has served as president of the American Society of Agricultural Engineers and is an elected member of the National Academy of Engineering. He consults on aspects of water conservation, environmental quality, and energy from biological processes to various government agencies and the Congress of the United States. A licensed professional engineer, Dr. Hiler is the author of over 100 professional publications.

                                       ###

CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations. Revenues in 2001 totaled $9.7 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, Fiatallis, Fiat-Hitachi, Kobelco, New Holland, and O&K brands.
















- CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com -
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                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                                 CNH Global N.V.



                                                 By: /s/ Marsha J. Eberhardt
                                                    ----------------------------
                                                      Marsha J. Eberhardt
                                                      Assistant Secretary


May 8, 2002